Filed by Clover Leaf Capital Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended under the Securities Exchange Act of 1934, as amended

Subject Company: Clover Leaf Capital Corp.

Commission File No.: 001- 40625

Date: June 6, 2023

Subject Company: Digital Ally, Inc.

Commission File No.: 001-33899

Date: June 6, 2023

On June 6, 2023, Digital Ally, Inc., which is a party to a previously disclosed Agreement and Plan of Merger, dated as of June 1, 2023, with Clover Leaf Capital Corp. and Kustom Entertainment, Inc., among other parties, issued the following press release announcing a reminder that Digital Ally, Inc. will be presenting at the 13th Annual LD Micro Invitational at the Luxe Sunset Boulevard Hotel, California (the “Invitational”) on June 6, 2023 at 08:00 AM PT.

Digital Ally to Present at LD Micro Invitational XII

KANSAS CITY, MO June 6th, 2023 — Digital Ally, Inc. (NASDAQ: DGLY) (“Digital Ally”) announced today a reminder that it will be presenting at the 13th Annual LD Micro Invitational at the Luxe Sunset Boulevard Hotel, California on June 6th-8th, 2023. The event is expected to feature 150+ companies, presenting in half-hour increments, as well as private 1:1 meetings.

Event	LD Micro Invitational XIII
Date	June 6 - 8, 2023
Presentation	June 6th @ 8:00am Pacific Time
Location	Luxe Sunset Boulevard Hotel

Digital Ally, Inc. is scheduled to present on June 6th, at 08:00 AM PT. Stan Ross, CEO and Brody Green, President, will be leading the presentation. Digital Ally intends to discuss each of its operating segments, video solutions, revenue cycle management, and entertainment, including with respect to the entertainment segment the recently announced transaction between Digital Ally’s wholly-owned subsidiary Kustom Entertainment, Inc. (“Kustom Entertainment”) and Clover Leaf Capital Corp. (“Clover Leaf”).

We invite interested parties to register to watch the presentation virtually here: https://ldinv13.sequireevents.com/. Additionally, Digital Ally, Inc.’s Corporate Investor Relations Presentation will be made available on the Company website here: https://www.digitalallyinc.com/investor-relations/.

About Digital Ally

Digital Ally, Inc. (NASDAQ: DGLY) through its subsidiaries, is engaged in video solution technology, human & animal health protection products, healthcare revenue cycle management, ticket brokering and marketing, event production and jet chartering. Digital Ally continues to add organizations that demonstrate the common traits of positive earnings, growth potential, innovation and organizational synergies.

For additional news and information please visit www.digitalally.com or follow Digital Ally Inc. social media channels here:

Facebook | Instagram | LinkedIn | Twitter

About LD Micro

LD Micro, a wholly owned subsidiary of Freedom US Markets, was founded in 2006 with the sole purpose of being an independent resource in the micro-cap space. Whether it is the Index, comprehensive data, or hosting the most significant events annually, LD's sole mission is to serve as an invaluable asset for all those interested in finding the next generation of great companies. For more information on LD Micro, visit www.ldmicro.com.

Additional Information and Where to Find It

In connection with the business combination between Clover Leaf and Kustom Entertainment (the “Business Combination”), Clover Leaf intends to file a proxy statement and/or registration statement on Form S-4 (the “Proxy/Registration Statement”) with the SEC (as defined herein), which will include a preliminary proxy statement to be distributed to holders of Clover Leaf’s common stock in connection with Clover Leaf’s solicitation of proxies for the vote by Clover Leaf’s stockholders with respect to the Business Combination and other matters as described in the Proxy/Registration Statement, as well as, if applicable, a prospectus relating to the offer of the securities to be issued to Kustom Entertainment’s stockholder in connection with the Business Combination. After the Proxy/Registration Statement has been approved by the SEC, Clover Leaf will mail a definitive proxy statement, when available, to its stockholders. Before making any voting or investment decision, investors and security holders of Clover Leaf and other interested parties are urged to read the proxy statement and/or prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Business Combination and the parties to the Business Combination. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the U.S. Securities and Exchange Commission (the “SEC”) by Clover Leaf through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: 1450 Brickell Avenue, Suite 1420, Miami, FL 33131.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955. These forward-looking statements include, without limitation, Digital Ally’s, Clover Leaf’s and Kustom Entertainment’s expectations with respect to the proposed Business Combination between Clover Leaf and Kustom Entertainment, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the implied valuation of Kustom Entertainment, the products offered by Kustom Entertainment and the markets in which it operates, and Kustom Entertainment’s projected future results. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to indentify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of Digital Ally’s, Clover Leaf’s and Kustom Entertainment’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Digital Ally’s and Clover Leaf’s securities, (ii) the risk that the Business Combination may not be completed by Clover Leaf’s business combination deadline, even if extended by its stockholders, (iii) the potential failure to obtain an extension of the business combination deadline if sought by Clover Leaf; (iv) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the agreement and plan of merger (“Merger Agreement”) by the stockholders of Clover Leaf, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to obtain any applicable regulatory approvals required to consummate the Business Combination, (vii) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the Business Combination, (viii) the effect of the announcement or pendency of the Business Combination on Kustom Entertainment’s business relationships, performance, and business generally, (ix) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees, (x) costs related to the Business Combination, (xi) the outcome of any legal proceedings that may be instituted against Kustom Entertainment or Clover Leaf following the announcement of the proposed Business Combination, (xii) the ability to maintain the listing of Clover Leaf’s securities on the Nasdaq prior to the Business Combination, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Kustom Entertainment operates, (xv) the risk that demand for Kustom Entertainment’s services may be decreased due to a decrease in the number of large-scale sporting events, concerts and theater shows, (xvi) the risk that any adverse changes in Kustom Entertainment’s relationships with buyer, sellers and distribution partners may adversely affect the business, financial condition and results of operations, (xvii) the risk that changes in Internet search engine algorithms and dynamics, or search engine disintermediation, or changes in marketplace rules could have a negative impact on traffic for Kustom Entertainment’s sites and ultimately, its business and results of operations, (xviii) the risk that any decrease in the willingness of artists, teams and promoters to continue to support the secondary ticket market may result in decreased demand for Kustom Entertainment’s services, (xix) the risk that Kustom Entertainment is not able to maintain and enhance its brand and reputation in its marketplace, adversely affecting Kustom Entertainment’s business, financial condition and results of operations, (xx) the risk of the occurrence of extraordinary events, such as terrorist attacks, disease epidemics or pandemics, severe weather events and natural disasters, (xxi) the risk that because Kustom Entertainment’s operations are seasonal and its results of operations vary from quarter to quarter and year over year, its financial performance in certain financial quarters or years may not be indicative of, or comparable to, Kustom Entertainment’s financial performance in subsequent financial quarters or years, (xxii) the risk that periods of rapid growth and expansion could place a significant strain on Kustom Entertainment’s resources, including its employee base, which could negatively impact Kustom Entertainment’s operating results, (xxiii) the risk that Kustom Entertainment may never achieve or sustain profitability, (xxiv) the risk that Kustom Entertainment may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xxv) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (xxvi) the risk that Kustom Entertainment is unable to secure or protect its intellectual property, (xxvii) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq or if approved, maintain the listing and (xxviii) other risks and uncertainties indicated from time to time in the proxy statement and/or prospectus to be filed relating to the Business Combination. There may be additional risks that Digital Ally and Kustom Entertainment presently do not know or that Digital Ally and Kustom Entertainment currently believe are immaterial that could also cause results to differ from those contained in any forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Digital Ally, Kustom Entertainment and Clover Leaf assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors, with respect to the proposed Business Combination, and the other risks and uncertainties described and to be described in the “Risk Factors” section of Clover Leaf’s Annual Report on Form 10-K filed for the year ended December 31, 2022 filed with the SEC on April 14, 2023 and subsequent periodic reports filed by Clover Leaf with the SEC, the Proxy Statement and//or Registration Statement and other documents filed or to be filed by Clover Leaf from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements with respect to the proposed Business Combination. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements with respect to the proposed Business Combination, and neither Kustom Entertainment nor Clover Leaf assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither Kustom Entertainment nor Clover Leaf gives any assurance that either Kustom Entertainment or Clover Leaf, or the combined company, will achieve its expectations.

Participants in the Solicitation

Clover Leaf and Kustom Entertainment and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of Clover Leaf with respect to the Business Combination. Information about the directors and executive officers of Clover Leaf is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on April 14, 2023. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and/or prospectus and other relevant materials to be filed with the SEC regarding the Business Combination when they become available. Stockholders, potential investors and other interested persons should read the proxy statement and/or prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Contact Information

Brody Green, President

Stanton Ross, CEO

Tom Heckman, CFO

Digital Ally, Inc.

913-814-7774

info@digitalallyinc.com

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